UNITED  STATES  SECURITIES  AND  EXCHANGE  COMMISSION
                         WASHINGTON, DC  20549

                            SCHEDULE  13G
                          (Rule 13d - 102)
              UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934

                               Pacel Corp
                           (NAME  OF  ISSUER)

                             COMMON  STOCK
                    (TITLE  OF  CLASS  OF  SECURITIES)

                                693721306
                            (CUSIP  NUMBER)

                                 12/30/01
       (DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

     /   /    RULE  13d-1(b)
     /  X/    RULE  13d-1(c)
     /   /    RULE  13d-1(d)

1. NAMES  OF  REPORTING  PERSONS:  Dutchess Advisors Ltd.
                                        Dutchess Private Equities Fund LP

The general partner of Dutchess Private Equities Fund LP is Dutchess Capital Management, LLC. The principals and managing members of Dutchess Capital
Management, LLC that have decision making authority are Michael A. Novielli and Douglas H. Leighton. The directors and principals of Dutchess Advisors, Ltd. that have decision making authority are Michael A. Novielli, its President, and Douglas H. Leighton, its Secretary.

2.        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
          (A)
          (B)  /X/

3.        SEC  USE  ONLY

4.        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION :  United States



5.        SOLE  VOTING  POWER:   16,500,000

6.        SHARED  VOTING  POWER:  16,500,000

7.        SOLE  DISPOSITIVE  POWER:  0

8.        SHARED  DISPOSITIVE  POWER:  0

9.        AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH
          REPORTING  PERSON:  16,500,000

10.       CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ITEM  9
          EXCLUDES  CERTAIN  SHARES:  NOT  APPLICABLE

11.       PERCENTAGE  OF  CLASS  REPRESENTED  BY  AMOUNT  IN
          ITEM  (9):  9.5%

12.       TYPE  OF  REPORTING  PERSON  CO

                             SCHEDULE  13G              PART  2,  PAGE  1



ITEM  1.
(A)   NAME  OF  ISSUER:  Pacel Corp

ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:

             8870 Rixlew Lane, Suite 201 Manassas, Virginia 20109-3795

ITEM  2.
NAME  OF  PERSON  FILING:  Dutchess Advisors
                                     Dutchess Private Equities Fund, LP


ADDRESS  OF  PRINCIPAL  BUSINESS  OR,  IF  NONE,  RESIDENCE:
      100 Mill Plain Rd, Danbury CT 06811



(C)   CITIZENSHIP:   United States

(D)   TITLE  OF  CLASS  OF  SECURITIES:  Common
(E)   CUSIP  NUMBER:  693721306

ITEM  3.  IF  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13d-1(b)
          OR  13d-2(b)  OR  (C):   13G

ITEM  4.   OWNERSHIP  16,500,000


(A)   AMOUNT  BENEFICIALLY  OWNED:  16,500,000
(B)   PERCENT  OF  CLASS:    9.5%

(C)   NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS: 16,500,000
      (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE:  16,500,000
      (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE:  16,500,000
      (III) SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
            DISPOSITION  OF: 16,500,000
      (IV)  SHARED  POWER  TO  DISPOSE  OR  TO  DIRECT  THE
            DISPOSITION  OF:   16,500,000

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS:
                             Not applicable

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF
          ANOTHER  PERSON:    Not applicable

ITEM  7.  IDENTIFICATION  AND  CLASSIFICATION  OF  THE SUBSIDIARY
          WHICH  ACQUIRED  THE  SECURITY BEING  REPORTED  ON  BY
          THE  PARENT  HOLDING  COMPANY: Not applicable

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP:
          The general partner of Dutchess Private equities Fund LP is Dutchess Capital management, LLC. The principals and managing members of Dutchess Capital Management, LLC that have decision-making authority are Michael A Novielli and Douglas H Leighton. The directors and principals of Dutchess Advisors that have decision making authority are Michael Novielli, its President and Douglas Leighton, its secretary.


ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP:  Not applicable

ITEM  10. CERTIFICATION:

        BY  SIGNING  BELOW  I  CERTIFY  THAT,  TO  THE  BEST
        OF  MY  KNOWLEDGE  AND  BELIEF,  THE  SECURITIES  REFERRED  TO
        ABOVE  WERE  NOT  ACQUIRED  AND  ARE  NOT  HELD  FOR  THE
        PURPOSE  OF  OR  WITH  THE  EFFECT  OF  CHANGING  OR  INFLUENCING
        THE  CONTROL  OF  THE  ISSUER  OF  THE  SECURITIES  AND  WERE  NOT
        ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                      /S/  Douglas Leighton
                                      ---------------------

JANUARY 15,  2002